Kyto Biopharma Inc.
c/o 114 Belmont Street
Toronto ON M5R 1P8
telephone (416) 884-8807
telecopier (416)884-8807
Gbh00@comcast.net

September 20, 2011

‘CORESP’

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:	Kyto BioPharma, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed June 29, 2011
File No. 000-50390

Attention:                      Melissa N. Rocha, Accounting Brach Chief

Dear Ms Rocha;

The Company is in receipt of the staff’s letter of comment dated September 7, 2011 on the above-referenced Current Report on Form 10-K.  Following are the Company’s responses to the staff’s comments.

1.           Research and Development Programs. page 4

We note your response to our prior comment explaining that Medarex. Inc was acquired by Bristol-Myers Squibb in 2009. If you are currently conducting these development activities with Medarex as a subsidiary of Bristol Myers or with Bristol Myers as successor to your agreement with Medarex. please amend your 10-K to disclose the material terms of any material agreements, including hut not limited to any payment provisions, royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must he met to keep the agreement in place, duration and termination provisions. Also, please file any material agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Alternatively, if you are not currently engaged in any material development programs with either Medarex or Bristol Myers please advise us as to how the program with Medarex ended.

RESPONSE:  The Company is no longer engaged in any material development with either Medarex or Bristol Myers, since the expiration of the agreement . As indicated a copy of the agreement will be included as an exhibit in the amendment 10-K

2.           Patents. page 5

We note your response to our prior comment 2. However, you did not fully respond to our prior comment. Please expand the proposed disclosure to state whether you own or license each of your material patents. For the patents that you license, please identify from whom you license each patent. Also, for your material patent applications, please describe the project covered by such patent application and the jurisdiction in which you have applied for patent protection. Provide this expanded disclosure in an amendment to your 10-K.

RESPONSE:  The table will be amended as follows. Also, an exhibit will be filled describing the projects the patents covers. It should also be noted that all listed patents are owned by the company.

PATENT NO.	TITLE	ISSUED	EXPIRATION
NZ252,559	Anti-receptor agents to the vitamin B12/transcobalamin II receptor	02/14/97	05/07/13
US5,688,504	Anti-receptor and growth blocking agents to the vitamin B12/transcobalamin II receptor and binding sites	11/18/97	11/18/14
US5,739,287	Biotinylated cobalamins	04/14/98	04/14/15
US5,840,712	Water soluble vitamin B12 receptor modulating agents and methods relating thereto	11/24/98	04/08/14
US5,840,880	Vitamin B12 receptor modulating agents	11/24/98	11/24/15
US5,869,465	Methods for receptor modulation and uses thereto	02/09/99	02/09/16
US6,083,926	Water soluble vitamin B12 receptor modulating agents and methods relating thereto	07/04/00	04/08/14
CA2,135,277	Anti-receptor and growth blocking agents to the vitamin B12/transcobalamin II receptor and use in preventing cellular uptake of vitamin B12	04/24/01	05/07/13
NZ323,127	Vitamin B12 receptor modulating agents and methods related and methods related thereto	07/12/01	10/18/16
KR297,310	Anti-receptor and growth blocking agents to the vitamin B12/transcobalamin II receptor and use in preventing cellular uptake of vitamin B12	05/21/01	05/07/13
CH0754189	Receptor modulating agents and methods relating thereto	10/09/02	04/07/15
DE0754189	Receptor modulating agents and methods relating thereto	10/09/02	04/07/15
FR0754189	Receptor modulating agents and methods relating thereto	10/09/02	04/07/15
GB0754189	Receptor modulating agents and methods relating thereto	10/09/02	04/07/15
US7416728	Growth Blocking Agents	08/26/08	05/08/12
CA2199940	Anti-receptor and growth blocking agents to Vitamin B12/transcobalmin II Receptor and binding sites	02/11/11	09/13/15

3.           Plan of Operation. page 11

We note your response to our prior comment 3 and are reissuing the comment. Please note that a confidentiality clause does not allow you to avoid filing a material exhibit. Please amend your 10-K to file the agreement. You may request confidential treatment for limited portions of the exhibit to the extent these portions are not material to investors and may also pose a risk of competitive harm to the registrant. Please refer to Staff Legal Bulletin lA (Confidential Treatment Requests with Addendum) dated .July 11, 2001. This bulletin explains how to prepare and file a redacted exhibit and related application for confidential treatment.

RESPONSE:  The 10K, will be amended with  the agreement as an exhibit.

4.           Identity of Directors and Executive Officers. page 19

We note your response to our prior comment 4. However, Item 401(e) of Regulation S-K requires that you disclose the specific experience, qualifications, attributes, or skills that led to the conclusion that each of your directors should serve as a director. Simply providing the each director's work experience does not address the requirement. Please amend your 10-K to explicitly identify the specific work experience, skills, attributes or qualities for each director that led to the conclusion that each should serve as a director.

MR. GEORGES BENARROCH, PRESIDENT & CHIEF EXECUTIVE OFFICER; DIRECTOR.

Director of the Company since May 5, 2000. Mr Benarroch was elected as President and Chief Executive Officer effective February 27, 2006. Mr. Benarroch is the President and Chief Executive Officer of Credifinance Capital Corp.. Mr. Benarroch  is also, the President & CEO of Gilla Inc., a public company.

Mr. Benarroch has 30 years of investment banking as well as money management experience. Mr. Benarroch has raised financing for numerous companies, public as well as private and has managed for 30 years investment banking firms. As well he has been the CEO of a multi billion dollar asset management firm.

DR. JEAN-LUC BERGER, PH.D., DIRECTOR.

Director of the Company since inception on March 5, 1999, Dr. Berger was President and Chief Executive Officer of the Company from May 15, 2001 to February 27, 2006. Co-founder of Kyto, he joined the Company as Chief Operating Officer in September 2000. Dr Berger resigned as President and Chief Executive Officer effective February 27, 2006. Prior to joining the Company, Dr. Berger was a Pharmaceutical/Biotechnology analyst with Credifinance Securities Limited, a Toronto-based, institutional investment and research firm, since 1996. Dr. Berger obtained his M. Sc. from Universite de Montreal, his Ph.D. from Universite LAVAL and completed his post-doctoral studies at McGill University and has over thirty publications and scientific communications to his credit.

Dr Berger is currently involved in a number of biotechnology companies in view of his expertise and has experience in being a director of a public company.

DR. URI SAGMAN, M.D., DIRECTOR

Director of the Company since inception on July 27, 2007, Dr. Sagman ,studied medicine at McGill University, The University of Calgary, The University of Toronto and Oxford University. Dr. Sagman is a well-respected researcher who has received numerous awards and citations including the Young Investigator awards of the American Society of Clinical Oncology (ASCO) and the American Association for Cancer Research (AACR). He is trained as a medical oncologist, is a fellow of the Royal College of Physicians and Surgeons of Canada and is a fellowship recipient of the Medical Research Council of Canada. He co-founded several companies including C Sixty, Inc., a Canadian nanomedicine company focused on the development of fullerene antioxidants for the treatment of Parkinson's disease, Alzheimer's disease as well certain skin conditions related to aging and UV exposure. Dr. Sagman is also founder and chairman of GRN Capital Inc., a financial services corporation with merchant banking and investment banking operations based in Toronto. Separately, Dr. Sagman serves as Chairman of GRN Health International Inc., a globally-based academic research organization dedicated to medical research.

Dr Sagman sits on the advisory board of a number of medical ventures, has experience raising funds and being a director of a public company.

We trust the foregoing sufficiently responds to the staff’s comments.  The Company acknowledges:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Georges Benarroch
Georges Benarroch

Kyto BioPharma, Inc.	Privileged and Confidential

Kyto BioPharma, Inc.
Patent Family Summary

1.           The 401 Patent Family – “Anti-Receptor Agents”

In general terms, the 401 family is directed to anti-receptor and growth blocking agents which antagonize or modulate the vitamin B12/transcobalamin II receptor or binding sites on the B12/TcII complex.  This results in the cellular depletion of vitamin B12, thus preventing or inhibiting cell division and ultimately resulting in cellular apoptosis.  Such agents can function (a) by preventing formation of the B12/TcII complex, (b) by binding to the B12/TcII complex and thus preventing binding of the complex to the B12/TcII receptor, or (c) by binding to the B12/TcII receptor and thus preventing uptake of the B12/TcII complex.  While the terms “anti-receptor agent” and “growth blocking agent” are defined as including proteins, peptides and small organic molecules, “preferred” agents are proteins and more specifically antibodies.

U.S. Patent No. 5,688,504 (the “ ‘504 patent”) issued from this family on November 18, 1997.  The issued claims of the ‘504 patent generally recite methods for inhibiting cell division, or preventing or inhibiting cellular uptake of vitamin B12, by administration to either a warm-blooded animal or target cell a monoclonal antibody capable of competitively antagonizing or modulating the B12/TcII receptor or binding site.  The independent claims of the ‘504 patent are as follows:

1.
A method for inhibiting cell division of a target cell in a warm-blooded animal, comprising administering to the animal a monoclonal anti-receptor antibody to a vitamin B12/transcobalamin II receptor on the surface of the target cell, said monoclonal antibody being capable of competitively antagonizing or modulating the receptor to prevent or inhibit cellular uptake of vitamin B12 by the target cell.

2.
A method for preventing or inhibiting cellular uptake of vitamin B12 in a warm-blooded animal, comprising administering to the animal monoclonal anti-receptor antibody to a vitamin B12/transcobalamin II receptor on the surface of the cell, said monoclonal antibody being capable of competitively antagonizing or modulating the receptor to prevent or inhibit the cellular uptake of vitamin B12.

16.
A method of inhibiting cell division in a warm blooded animal comprising administering to a warm blooded animal a therapeutically effective amount of a monoclonal anti-receptor antibody to a vitamin B12/transcobalamin II receptor on the surface of the cell, said monoclonal antibody being capable of competitively antagonizing or modulating the binding site to prevent or inhibit the uptake of vitamin B12 by TcII.

17.
A method of preventing or inhibiting cellular uptake of vitamin B12, comprising administering to an animal a therapeutically effective mount of a monoclonal anti-receptor antibody to a vitamin B12/transcobalamin II receptor on the surface of the cell, said monoclonal antibody being capable of competitively antagonizing or modulating the binding site to prevent or inhibit the uptake of vitamin B12 by TcII.

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18.
A method of preventing or inhibiting cellular uptake of vitamin B12, comprising administering to a biological preparation an effective amount of a monoclonal anti-receptor antibody to a vitamin B12/transcobalamin II receptor on the surface of the cell, said monoclonal antibody being capable of competitively antagonizing or modulating the binding site to prevent or inhibit the uptake of vitamin B12 by TcII.

19.
A method of inhibiting cell division in a warm blooded animal comprising administering to a warm blooded animal a therapeutically effective amount of a monoclonal antibody to a binding site on a TcII/B12 complex, said monoclonal antibody being capable of competitively antagonizing or modulating said binding site to prevent or inhibit the binding of said TcII/B12 complex to the cell surface.

20.
A method of preventing or inhibiting cellular uptake of vitamin B12 comprising administering to an animal an effective amount of a monoclonal antibody to a binding site on a TcII/B12 complex, said monoclonal antibody being capable of competitively antagonizing or modulating said binding site to prevent or inhibit the binding of said TcII/B12 complex to the cell surface.

21.
A method of inhibiting cellular uptake of vitamin B12 comprising administering to a biological preparation an effective amount of a monoclonal antibody to a binding site on a TcII/B12 complex, said monoclonal antibody being capable of competitively antagonizing or modulating said binding site to prevent or inhibit the binding of said TcII/B12 complex to the cell surface.

Corresponding foreign patents directed to antibodies to the vitamin B12/TcII receptor have issued in Canada, South Korea and New Zealand.

2.           The 402 Patent Family – “Receptor Modulating Agents”

In general terms, the 402 family is directed to vitamin B12 receptor modulating agents that are capable of binding to the vitamin B12 cell surface receptor to form receptor modulating agent/receptor complexes.  This binding results in invagination of the agent/receptor complex into the cell in the same manner as vitamin B12.  However, once internalized, or as part of the internalization process, the vitamin B12 receptor modulating agent affects the receptor trafficking pathway by effectively impeding, preventing or delaying the vitamin B12 receptor from recycling to the surface of the cell, thereby depriving the cell of vitamin B12 receptors able to engage in binding vitamin B12.  This results in the cellular depletion of vitamin B12, thus preventing or inhibiting cell division and ultimately resulting in cellular apoptosis.  A “receptor modulating agent” is generally defined as comprising at least one moiety capable of specifically binding to a cell surface receptor (a “targeting moiety”) covalently bound to at least one moiety capable of redirecting the agent/receptor complex, resulting in prolonged retention, degradation and/or modulation of the receptor within the interior of the cell (a “rerouting moiety”).  “Preferred” agents include vitamin B12 dimers and other complexes wherein a vitamin B12 molecule acts as a targeting moiety.

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Kyto BioPharma, Inc.	Privileged and Confidential

U.S. Patent No. 5,840,880 (the “ ‘880 patent”) issued from this family on November 24, 1998.  The issued claims of the ‘880 patent generally recite vitamin B12 dimers comprised of two covalently bound vitamin B12 molecules.  The independent claim of the ‘880 patent is as follows:

1.
A vitamin B12 dimer comprising a first and a second vitamin B12 molecule covalently coupled through a coupling site independently selected from the group consisting of coupling sites a-g, coupling site h, and coupling site i.

U.S. Patent No. 5,869,465 (the “ ‘465 patent”) issued from this family on February 9, 1999.  The issued claims of the ‘465 patent generally recite methods for modulating a vitamin B12 receptor by administering to a warm-blooded animal a receptor modulating agent comprised of a vitamin B12 dimer.  The independent claim of the ‘465 patent is as follows:

1.
A method for modulating a vitamin B12 receptor, comprising administering an effective amount of a receptor modulating agent to a warm-blooded animal such that a vitamin B12 receptor is modulated, wherein said receptor modulating agent is a vitamin B12 dimer.

U.S. Patent No. 5,739,287 (the “ ‘287 patent”) issued from this family on April 14, 1998.  The issued claims of the ‘287 patent generally recite vitamin B12 derivatives comprised of a vitamin B12 molecule coupled to a biotin molecule and complexes wherein such vitamin B12 derivatives are bound to transcobalamin II.  The independent claims of the ‘287 patent are as follows:

1.	A vitamin B12 derivative comprising a vitamin B12 molecule coupled to a biotin molecule by a linker having the formula –NH(CH2)yCO-, wherein y = 3-12.

5.
A complex comprising a vitamin B12 derivative bound to a transcobalamin II, wherein the vitamin B12 derivative comprises a vitamin B12 molecule coupled to a biotin molecule by a linker having the formula –NH(CH2)yCO-, wherein y = 3-12.

U.S. Patent No. 6,083,926 (the “ ‘926 patent”) issued from this family on July 4, 2000.  The issued claims of the ‘926 patent generally recite vitamin B12 derivatives comprised of vitamin B12 covalently coupled to a biotin molecule by a water-soluble linker, complexes wherein such vitamin B12 derivatives are bound to either transcobalamin II or an avidin and pharmaceutical compositions containing such vitamin B12 derivatives.  The independent claim of the ‘926 patent is as follows:

1.	A vitamin B12 derivative comprising vitamin B12 covalently coupled to biotin by a water-soluble linker.

U.S. Patent No. 5,840,712 (the “ ‘712 patent”) issued from this family on November 24, 1998.  The issued claims of the ‘712 patent generally recite vitamin B12 dimers comprised of two covalently coupled vitamin B12 molecules, complexes wherein such vitamin B12 dimers are bound to transcobalamin II, a kit for determining the presence or amount of transcobalamin in a sample containing such vitamin B12 dimers and pharmaceutical compositions containing such vitamin B12 dimers.  The independent claim of the ‘712 patent is as follows:

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Kyto BioPharma, Inc.	Privileged and Confidential

1.
A vitamin B12 dimer comprising a first and a second vitamin B12 molecule covalently coupled through at least one water-soluble linker through a coupling site independently selected from the group consisting of coupling sites a-g, coupling site h, and coupling site i.

Corresponding foreign applications have issued in Europe and New Zealand.  Furthermore, a corresponding patent application is pending in Canada.

3.           The 418 Patent Family – “Growth Blocking Agents”

As with the 401 family, in general terms, the 418 family is directed to anti-receptor and growth blocking agents that antagonize or modulate the vitamin B12/transcobalamin II receptor or binding sites on the B12/TcII complex.  The applications in the 418 family are related to the 401 family, specifically the 418 applications are continuations-in-part of the 401 applications.  The applications in the 418 family contain additional experimental data on several antibodies not included in the applications in the 401 family.

U.S. Patent No. 7,416,728 (the “ ‘728 patent”) issued from this family on August 8, 2008.  The issued claims of the ‘728 patent generally recite a monoclonal antibody that binds TcII to inhibit the cellular uptake of vitamin B12, a pharmaceutical composition containing the same, and methods of inhibiting vitamin B12 uptake and treating a neoplastic disorder in a warm-blooded animal.  The independent claim of the ‘728 patent is as follows:

1.	A monoclonal antibody that binds to TcII, wherein said monoclonal antibody inhibits the binding of vitamin B12 to TcII and inhibits cellular uptake of vitamin B12.

A corresponding foreign application directed to antibodies to the binding site on TcII is pending in Canada.

4.           The 420 Patent Family – “Transcobalamin Receptor Polypeptides, Nucleic Acids, and Modulators”

In general terms, the 420 family is based upon the cloning and characterization of the transcobalamin receptor (TCblR), and it is directed to methods of identifying a modulator of vitamin B12 cellular uptake and methods of using the modulator.  The use of TCblR inhibitors results in the cellular depletion of vitamin B12, thus preventing or inhibiting cell division and ultimately resulting in cellular apoptosis.  Therefore, vitamin B12 uptake modulators may be used for treating or preventing a tumor, a neurological disease, an immune-related disease, or inflammation.  A “TCblR modulator” is generally defined as a polynucleotide, polypeptide, antibody, or small molecule that specifically increases, reduces, or inhibits the receptor’s ability to bind vitamin B12 or mediate cellular uptake of vitamin B12.

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A national stage application is currently pending before the U.S. Patent Office in the 420 family, but it has not yet begun examination.  The pending claims in this U.S. application generally recite a method of identifying a modulator of vitamin B12 cellular uptake, dsRNA for inhibiting vitamin B12 uptake, methods of modulating vitamin B12 uptake that utilize extracellular fragments of the TCblR, and a method of treating or preventing various diseases.  Corresponding foreign applications are pending in Europe, Canada, and Japan.

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